                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

 NOTIFICATION OF LATE FILING
                                               SEC FILE NUMBER
                                                   0-21894

                                                 CUSIP NUMBER
                                                 836 1533 04
          (Check One):

[X] Form 10-K and Form 10-SKB     [ ] Form 20-F     [ ] Form 11-K
        [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

          For Period Ended:  December 31, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
                                             --------------------------------
_____________________________________________________________________________



          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

_____________________________________________________________________________

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     ------------------------------------------------------------------------

     ------------------------------------------------------------------------
_____________________________________________________________________________



PART 1--REGISTRANT INFORMATION

_____________________________________________________________________________

     Full Name of Registrant:  Source Media, Inc.

     Former Name if Available:

     ------------------------------------------------------------------------

     Address of Principal Executive Office (Street and Number):

     8140 Walnut Hill Ln, Ste. 1000
     ------------------------------------------------------------------------
        City, State and Zip Code:        Dallas, Texas 75231

_____________________________________________________________________________

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PART II--RULES 12b-25(b) AND (c)
_____________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_____________________________________________________________________________

PART III--NARRATIVE
_____________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period: The Registrant is currently negotiating the terms of a private placement of Senior Secured Notes with warrants to purchase approximately 1,875,000 shares of the Registrant's common stock. Because of the complexity of the transaction and the fact that the individuals charged with finalizing the negotiations and consummating the transaction on behalf of the Registration are the same individuals who are also responsible for compiling the information required for inclusion in the Registrant's Form 10-K for its fiscal ended December 31, 1996, the Registrant has been unable to complete and file its Annual Report on Form 10-K without unreasonable effort or expense.
                                                 (Attach Extra Sheets if Needed)

_____________________________________________________________________________

PART IV--OTHER INFORMATION
_____________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

          Michael G. Pate             (214)                 890-9050
------------------------------------------------------------------------------
                 (Name)            (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please refer to the Registrant's February 13, 1997 release of earnings for the fiscal year ended December 31, 1996, the relevant portions of which are attached hereto as Exhibit A.


                              SOURCE MEDIA, INC.
       -----------------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 1997               By     /s/ MICHAEL G. PATE
                                         -------------------------------------
                                         Michael G. Pate, Chief
                                         Financial Officer and
                                         Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_____________________________________________________________________________

                                   ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

_____________________________________________________________________________

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                        FOR:            Source Media, Inc.

                        APPROVED BY:    Michael G. Pate
                                        Chief Financial Officer
                                        Source Media, Inc.
                                        (214) 890-9050, ext. 119

                        CONTACT:        Morgen-Walke Associates
                                        Andrea Kaimowitz/Cindy Miller
                                        (212) 850-5600

FOR IMMEDIATE RELEASE

                 SOURCE MEDIA, INC. ANNOUNCES YEAR END RESULTS


DALLAS, TEXAS--FEBRUARY 13, 1997--SOURCE MEDIA, INC. (NASDAQ: SRCM) today reported results for the fiscal year and fourth quarter ended December 31, 1996, a year in which the Company repositioned its IT Network electronic telephone directory service and launched its Interactive Channel television browser and programming service.

Monetary revenues for the year ended December 31, 1996 were $8,575,000, compared with $9,342,000 reported for 1995. Nonmonetary revenues, which relate to barter contracts, were $9,944,000 for 1996 compared with $15,944,000 for 1995. The Company reported a net loss attributable to common stockholders for 1996 of $13,855,000, or $1.39 per common share, compared with a net loss attributable to common shareholders of $10,602,000, or $1.65 per common share, for 1995 and expects to incur a net loss of at least this level during 1997. The Company will require additional financing by the first part of the second quarter to meet anticipated working capital expenditure needs associated with its business plan for 1997.

Monetary revenues for the fourth quarter of 1996 were $2,169,000, compared with $2,239,000 for the fourth quarter of 1995. Nonmonetary revenues for the fourth quarter of 1996 were $1,903,000, compared with $3,275,000 for the fourth quarter of 1995. The Company reported a net loss attributable to common stockholders for the fourth quarter of 1996 of $4,687,000, or $0.47 per common share, compared with a net loss attributable to common stockholders of $2,149,000, or $0.25 per common share, for the fourth quarter of 1995.

Source Media is a leader in the interactive programming services industry. Source Media's Interactive Channel is an on-line television browser and programming service that delivers interactive news, weather, sports, entertainment, television program guide, shopping, games and educational services on demand over today's cable systems. Source Media has carriage agreements to distribute the Interactive Channel with Century Communications, Cablevision Systems Corp., and Marcus Cable Company, L.P. Source Media's IT Network provides electronic telephone directory services for Yellow Pages directories delivered to over 40 million households across the country.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements that are not historical facts, including statements about confidence and strategies and plans and expectations about new and existing products, services, technologies and opportunities, industry growth, demand, demand and acceptance of new and existing products, and returns on investments in products and markets are forward-looking statements that involve risks and uncertainties that could significantly impact Source Media. These include but are not limited to the projected and historical losses of Source Media, developmental nature of its business, uncertainty of subscriber acceptance for the Interactive Channel, possible obsolescence of Source Media's technology, sources and degree of competition, possible unavailability of equipment and other factors discussed from time to time in source Media's Securities and Exchange Commission filings.

                              - Tables To Follow -

                               SOURCE MEDIA, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      (Thousands except per share amounts)
                                  (Unaudited)

                        Three Months Ended December 31,                 Year Ended December 31,
                        -------------------------------                 -----------------------
                             1996            1995                          1996         1995
                             ----            ----                          ----         ----
Monetary revenues          $2,169          $2,239                        $8,575       $9,342
Nonmonetary revenues        1,903           3,275                         9,944       15,944
                           ------          ------                       -------      -------
Total revenues              4,072           5,514                        18,519       25,286

Monetary cost of sales        778           1,090                         3,485        4,937
Nonmonetary cost of sales   1,903           3,275                         9,944       15,944
                           ------          ------                       -------      -------
Total cost of sales         2,681           4,365                        13,429       20,881
                           ------          ------                       -------      -------

Gross profit                1,391           1,149                         5,090        4,405

Selling, general and
 administrative expenses    3,666           2,091                        11,747        7,952
Amortization of intangible
 assets                       258             258                         1,031        1,031
Research & development
 expenses                   1,916           1,136                         6,331        3,750
                           ------          ------                       -------      -------

Operating loss           ($4,449)        ($2,336)                     ($14,019)     ($8,328)

Net interest expense
 (income)                     127            (53)                         (174)          137

Other expense (income)        111           (134)                            10        (277)

Charges related to
 financing incentives          --              --                            --        1,581
                           ------          ------                       -------      -------

Net loss                 ($4,687)        ($2,149)                     ($13,855)     ($9,769)

Preferred stock dividends      --              --                            --          833
                           ------          ------                       -------      -------
Net loss attributable to
 common shareholders     ($4,687)        ($2,149)                     ($13,855)    ($10,602)
                           ------          ------                       -------      -------
Net loss per common
 shares outstanding       ($0.47)         ($0.25)                       ($1.39)      ($1.65)
                           ------          ------                       -------      -------
Weighted average common
 shares outstanding         9,944           8,445                         9,935        6,413
                           ------          ------                       -------      -------